Form 40-F
period 2002-12-31
MERIDIAN GOLD INC
filed 2003-04-11
CIK 1016888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File No. 001-12003

MERIDIAN GOLD INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Canada	1040	88-0226676

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Meridian Gold Inc.

9670 Gateway Drive
Reno, NV 89521
Telephone: (775) 850-3777

(Address and telephone number of Registrant’s principal executive offices)

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521
Telephone: (775) 850-3777

with a copy to: Holland & Hart LLP

555 Seventeenth Street, Suite 3200
Denver, CO 80202
Attention: Dennis M. Jackson
Telephone: (303) 295-8000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange
Rights to acquire Common Shares,	Toronto Stock Exchange
no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual information form	[X]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock of the close of the period covered by the annual report.

At December 31, 2002, 98,985,974 common shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	[ ]	No	[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

ANNUAL INFORMATION FORM
ITEM 1: COVER PAGE
GLOSSARY
CAUTIONARY STATEMENT
ITEM 2: CORPORATE STRUCTURE
Name and Incorporation
Intercorporate Relationships
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
Business of the Company
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources
Exploration
Uses of Gold
Refining and Marketing
Hedging Program
Risk Factors
Property Interests in the United States
Property Interest in Chile
Property Interest in Argentina
Employees
DESCRIPTION OF PROPERTIES
El Peñón
Esquel
Jerritt Canyon
Rossi
Beartrack
Legal Proceedings
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS
ITEM 7: MARKET FOR SECURITIES
ITEM 8: DIRECTORS AND OFFICERS
ITEM 9: ADDITIONAL INFORMATION
MERIDIAN GOLD INC. FORM 40-F DECEMBER 31, 2002
CONTROLS AND PROCEDURES
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBITS
EX-1
EX-2
EX-3
EX-4
EX-5
EX-6
EX-7
EX-8
EX-9

MERIDIAN GOLD INC.
1 First Canadian Place
39th Floor
100 King Street West
Toronto, Ontario
M5X 1B2

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002
DATED APRIL 11, 2003

MERIDIAN GOLD INC.
ANNUAL INFORMATION FORM

ITEM 1: COVER PAGE	1
Glossary of Terms	4
Cautionary Statement	6
ITEM 2: CORPORATE STRUCTURE
Name and Incorporation	6
Intercorporate Relationships	7
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	7
Business of the Company	7
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
Mineral Reserves and Resources	9
Exploration	11
Uses of Gold	11
Refining and Marketing	12
Hedging Program	12
Risk Factors	12
Property Interests in the United States	18
Property Interests in Chile	18
Property Interests in Argentina	19
Employees	20
DESCRIPTION OF PROPERTIES:
El Peñón	20
Esquel	24
Jerritt Canyon	28
Rossi	30
Beartrack	31
Legal Proceedings	32
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION	33
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS	33
ITEM 7: MARKET FOR SECURITIES	33
ITEM 8: DIRECTORS AND OFFICERS	34
ITEM 9: ADDITIONAL INFORMATION	34

The dollar amounts in this Annual Information Form and Meridian Gold Inc.’s consolidated financial statements and management’s discussion and analysis (collectively, “Disclosure Documents”) are expressed in United States dollars except where otherwise indicated.

Except as otherwise indicated, the financial information set forth in the Disclosure Documents is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) are immaterial to the Company unless otherwise indicated.

The information set forth in this Annual Information Form is as of December 31, 2002 unless an earlier or later date is indicated.

GLOSSARY

The following mining terms have the following meanings in this Annual Information Form:

“carbon adsorption”	A process used to extract dissolved gold and silver from solvents in leaching. Soluble complexes of gold and silver physically adhere to activated carbon particles without chemical reaction.

“cash cost of production”	Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as commercially mineable tons or as containing material reserves, until final technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“doré”	Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals which will be further refined to almost pure metal.

“exploration”	The search for mineral deposits (reserves) which are not in development or production.

“heap leaching”	A process of extracting gold by placing broken material on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

“leach pad”	A large impermeable foundation or pad used as a base for material during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

“mill”	A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

“mineral reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

“mineral resource”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

“mineralization”	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“ore”	A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

“ounces”	Troy ounces.

“probable mineral reserve”	A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“production”	The exploitation of a mineral deposit or reserve.

“proven mineral reserve”	A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“stripping ratio”	The ratio of tonnage of waste material removed to allow the mining of one ton of gold bearing rock in an open pit.

“total cost of production”	Total production costs are comprised of cash cost of production plus depreciation/depletion and amortization, and reclamation provision.

CAUTIONARY STATEMENT

          Certain statements in this Annual Information Form, including, without limitation, statements in “Item 4: Narrative Description of the Business” relating to reserves, refining and marketing, hedging policy, expected operating results at the Company’s mines and the mine plan at El Peñón, and in “Item 6: Management’s Discussion and Analysis,” constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors are set forth in “Item 4: Narrative Description of the Business - Risk Factors” and elsewhere in this Annual Information Form, and include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of material reserves, mineral deposits and material grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of the market price of common shares, dilution and certain anti-takeover effects.

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

          Meridian Gold Inc.’s predecessor, FMC Gold Company (“FMC Gold”), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation’s North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of Common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of Common stock to acquire the original Meridian Gold Company, a wholly owned subsidiary of Burlington Resources. FMC Corporation held the remaining 58.8 million shares of Common stock, or 80% of the outstanding shares of FMC Gold, at that time.

          Meridian Gold Inc. (“Meridian” or the “Company”) is a Canadian corporation that was incorporated on February 28, 1996 as 3232701 Canada Inc. under the Canada Business Corporations Act. By articles of amendment, the Company subsequently changed its name to Vulcan Gold Inc. (April 30, 1996), and Meridian Gold Inc. (June 5, 1996). On July 22, 1996, Meridian Gold Inc. and 3280837 Canada Inc. amalgamated under section 185 of the Canada Business Corporations Act, becoming corporation number 328084-5. In connection with this reincorporation, FMC Gold shareholders received one share of Meridian Common stock (“Common Shares”) and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold Common stock. Additionally, FMC Corporation sold its 80% interest in Meridian through a public offering in Canada of Meridian’s Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million.

          On December 31, 1999, Meridian Gold Inc. (328084-5) and a former subsidiary of the Company, Meridian Gold Canada Inc. (326920-5) amalgamated under section 185 of the Canada Business Corporations Act, becoming Meridian Gold Inc. (877246322). Unless otherwise indicated or the context otherwise requires, references to Meridian or the Company herein include Meridian Gold Inc., or where appropriate, its predecessor and its subsidiaries.

          The Company’s registered office is located at 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto Ontario, Canada M5X 1B2, and the executive office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952.

Intercorporate Relationships

          A significant portion of Meridian’s business is carried on through subsidiaries. A chart showing the names of these subsidiaries and their respective jurisdictions of incorporation is set out below. All subsidiaries in the chart are 100% owned.

Meridian Gold Company	Delaware
Meridian Beartrack Company	Montana
Meridian Jerritt Canyon Corporation	Delaware
Meridian Minerals Corporation	Delaware
Meridian Rossi Corporation	Delaware
Meridian Gold Holdings (Cayman) Limited	Cayman Islands
Meridian Subco I Limited	Cayman Islands
Meridian Subco II Limited	Cayman Islands
• Compañía Minera Meridian*	Chile
• Inversiones Mineras Del Inca S.A.	Chile
Resource International Finance Limited	Bermuda
Pacific Rim Resources Limited	Bermuda
Pacific Rim Resources Limited-Agencia	Chile
Meridian Gold Holdings II (Cayman) Limited	Cayman Islands
Subco III (Argentina) Limited	Cayman Islands
Minera Meridian Argentina S.A.	Argentina
Subco IV (Peru) Limited	Cayman Islands
Minera Meridian Peru S.A.C	Peru
Meridian Gold (Barbados) Limited	Barbados
Meridian Gold Technology (Barbados) Ltd.	Barbados
Biogold Technology SRL	Barbados
Meridian Gold Holdings (Mexico) SADCV	Mexico
Minera Meridian Minerales SRLCV	Mexico
Minera Meridian Mexico SRLCV	Mexico
Brancote Holdings PLC	United Kingdom
Scarabee Investments Ltd.	British West Indies
Emerald Limited	Bahamas
Villagarden S.A.	Uruguay
Minera El Desquite S.A.	Argentina

* Formerly Minera Meridian Limitada.

• Merged together as of April 1, 2002, the surviving entity is Compañia Minera Meridian Limitada.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

          The Company has been engaged in the mining and exploration of gold and other precious metals since 1981. Meridian’s principal revenue producing properties are its El Peñón Mine in Chile, and the Jerritt Canyon mine (30% ownership) located near Elko, Nevada. The Company’s Beartrack Mine (100% ownership) located near Salmon, Idaho, wound down operations in early 2000, and has gone into reclamation. The Company also has advanced stage exploration programs in Chile, Nevada and the Esquel project in Argentina. Early stage exploration programs are being conducted primarily in Chile, Mexico, Peru and Argentina.

          The Company has produced over 5.3 million ounces of gold from five mine sites since 1981. Since 1986, the Company has continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 2002, the Company produced 328,000 ounces of gold and 5.1 million ounces of silver at El Peñón, and 108,000 ounces of gold from the Beartrack and Jerritt Canyon mines.

          As of December 31, 2002, Meridian had total proven and probable reserves of approximately 4.3 million ounces of gold, consisting of 1.8 million ounces at El Peñón, 2.3 million ounces at Esquel and 0.2 million ounces at Jerritt Canyon.

          The Company’s strategy is to expand its proven and probable reserves as well as its mining and processing operations by (i) developing existing producing properties and pursuing advanced stage exploration properties, (ii) discovering new properties through its exploration program and (iii) making selective acquisitions.

          During the past three fiscal years ended December 31, 2002, the major event that has influenced the development of the Company’s business has been bringing the El Peñón Mine in Chile into full commercial production and the acquisition of reserves and resources through Brancote Holdings PLC and the Minera El Desquite project in Argentina.

          Subsequent to the 2002 year-end, the Company’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., had entered into a purchase and sale agreement with Queenstake Resources Ltd. (“Queenstake”) to sell their combined interest of the Jerritt Canyon Joint Venture, with an estimated closing date in April 2003. However, this purchase and sale agreement was terminated, as terms of the agreement were not satisfied. There will be no material effect on net income or shareholders’ equity.

          On Sunday, March 23, 2003, the city of Esquel (“Esquel”) in the Republic of Argentina held a non-binding referendum to poll the local residents on Meridian’s development of a nearby precious metals mine. Based on the approximately seventy-five percent turnout of Esquel residents, approximately eighty percent of voters were opposed to the mine.

          After the results of this non-binding referendum in Esquel, in which the community voted to not support the mine development by Meridian, the Company decided to complete the water study underway, and pause its development process in order to re-evaluate the current project. Meridian intends to engage new consultants to address project alternatives within the current Environmental Impact Study and readdress the management of the project by placing its Executive Vice President, Edward H. Colt, with ultimate oversight of the project.

          Meridian has decided to make these changes in an effort to build a positive relationship with the community in Esquel. The Company will work with the local community, as well as government and international organizations, to facilitate addressing alternatives and community concerns for its gold project. Meridian will enter into this process with the local community to ensure that it addresses their concerns adequately. However, there can be no assurances that Meridian will be able to address the local community’s concerns to the satisfaction of the citizens of Esquel. This may result in further delays and/or stoppage of the project.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

          Although the Company has carefully prepared and verified its calculations of the mineral reserves and mineral resources presented below and elsewhere in this document and believes that its methodology has been confirmed through mining experience, such figures are estimates and no assurance can be given that the indicated level of gold will be produced. Gold price fluctuations may subsequently render mineral reserves containing comparatively lower grades of gold mineralization uneconomic. Additionally, short-term operating factors relating to the mineral reserves, such as the need for orderly development of mineable bodies or the processing of new or different material types, may cause reserves to be modified in the future.

          The Company’s internal estimates of proven and probable mineral reserves, and mineral resources as of December 31, 2002 and December 31, 2001 are as follows (1):

	December 31, 2002					December 31, 2001

		Grade		Contained Ounces(3)			Grade		Contained Ounces (3)
	Tonnes	Gold	Silver	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(mils)(2)	(g/t)	(g/t)	(K oz)	(K oz)	(mils)(2)	(g/t)	(g/t)	(K oz)	(K oz)
El Peñón
Proven and probable	5.1	11.0	176	1,792	28,782	4.7	11.8	198	1,770	29,532
Mineral resources
Measured and indicated	3.0	7.6	143	742	13,962	2.7	6.7	136	595	12,000
Inferred	0.9	10.4	241	312	7,263	1.2	11.3	224	446	8,865
Jerritt Canyon (4)
Proven and probable	0.7	8.1	—	174	—	1.0	8.9	—	288	—
Mineral resources
Measured and indicated	1.3	9.5	—	389	—	1.2	8.6	—	327	—
Inferred	1.1	9.2	—	310	—	0.8	9.1	—	226	—
Esquel
Proven and probable	7.5	9.7	16	2,315	3,716	n/a	n/a	n/a	n/a	n/a
Mineral resources
Measured and indicated	3.0	3.5	7	346	687	n/a	n/a	n/a	n/a	n/a
Inferred	2.9	4.7	11	434	1,045	n/a	n/a	n/a	n/a	n/a
Rossi
Proven and probable	—	—	—	—	—	—	—	—	—	—
Mineral resources
Measured and indicated	1.7	11.6	—	628	—	1.7	11.6	—	628	—
Inferred	0.9	12.0	—	332	—	0.9	12.0	—	332	—
Total - Meridian’s Share
Proven and probable	13.3	10.0	76	4,281	32,498	5.7	11.2	161	2,058	29,532
Mineral resources
Measured and indicated	9.0	7.3	51	2,105	14,649	5.6	8.6	67	1,550	12,000
Inferred	5.8	7.4	45	1,388	8,308	2.9	10.8	95	1,004	8,865

(1)	Estimates for proven and probable mineral reserves and resources for December 31, 2002 and 2001 were based on assumed gold prices of $325 and $300 per ounce, respectively. The Company’s material reserves are relatively insensitive to a moderate change in gold price. The 2002 and 2001 year-end mineral reserves and resources were audited/reviewed by the following qualified persons (as defined in National Instrument 43-101 of the Canadian Securities Administrators):

•	El Peñón	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

•	Jerritt Canyon	Don Birak, Vice President, Exploration, AngloGold (see “Jerritt Canyon” on page 21 of this Annual Information Form for discussion of the Company’s relationship with AngloGold).

•	Rossi	2001 year-end mineral reserves were taken from internal estimates by Richard Lorson, former Vice President, Exploration, Meridian.

•	Beartrack	2001 year-end mineral reserves were taken from internal estimates by Richard Lorson, former Vice President, Exploration, Meridian.

•	Esquel	Robin Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).

(2)	Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian’s operations.

(3)	Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. estimated gold recoveries are as follows: Jerritt Canyon mill material - 88%; El Peñón mill material – 95%. These estimated recoveries have not been reflected in the table above.

(4)	This data represents solely the Company’s 30% share of the mineral reserves / resources of the Jerritt Canyon Joint Venture.

Reconciliation of Mineral Reserves
(in thousands)

	Dec. 31, 2001		Ounces Produced in 2002		Increase (Decrease)		Dec. 31, 2002

	Gold	Silver	Gold	Silver	Gold	Silver	Gold	Silver
	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces	Ounces

El Peñón	1,770	29,532	328	5,077	350	8,043	1,792	32,498
Jerritt Canyon (5)	288	—	100	—	(14)	—	174	—
Esquel	—	—	—	—	2,345	—	2,315	—

Total	2,058	29,532	428	5,077	2,681	8,043	4,281	32,498

(5)	This data represents solely the Company’s 30% share of the mineral reserves / resources of the Jerritt Canyon Joint Venture.

Exploration

          The Company engages in exploration drilling to develop additional resources on its projects and to advance existing projects to development of mine status. In addition, it engages in grassroots exploration in order to evaluate the quality of projects in which it has an interest.

          The following table presents the Company’s historical exploration expenditures for the years ended December 31, 2002 and 2001. The amounts stated for Jerritt Canyon represent the Company’s 30% interest in the Jerritt Canyon Joint Venture.

Exploration Expenditures

	Year Ended December 31

	2002	2001

	(in thousands)
El Peñón	$5,243	$4,151
Jerritt Canyon	—	2,219
Esquel	421	N/A
Other U.S. exploration	1,571	1,168
Other foreign exploration	3,472	4,761

Total	$10,707	$12,299

Uses of Gold

          The principal uses of gold worldwide are product fabrication and bullion investment. Product fabrication encompasses a broad spectrum of end uses, the most significant of which is the production of jewelry. Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Refining and Marketing

          Gold is traded as a commodity and can be easily sold in numerous markets throughout the world at readily determinable prices. Due to the large number of potential gold purchasers, the Company is not dependent upon any one customer for its sales. The Company’s gold and silver doré production is currently purchased by refiners in Europe and the United States. In 2002 and 2001, the Company shipped to one refiners and two refiners, respectively, that represented 10% or more of consolidated sales. In view of the size of the international bullion markets, the Company believes that several other refiners would be willing to purchase the Company’s production if any of the current customers should discontinue buying from the Company.

Hedging Program

          In the past, the Company has typically sought to protect itself from downward fluctuations in the market price of gold by entering into put option contracts. Put options establish a minimum sales price for the production covered by such contracts, while allowing the Company to participate in any price increases above the strike price of such options.

               Pursuant to the requirements of the Standard Bank loan facility described in note 6 of the Notes to Consolidated Financial Statements of the Company’s 2001 Annual Report, the Company instituted an expanded hedge program in 2001, consisting of gold fixed forwards and silver forwards. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. During 2002, upon the removal of the Company’s long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its gold forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2001.

          For a detailed discussion of the Company’s hedge position at December 31, 2002, see note 12 in the Notes to Consolidated Financial Statements of the Company’s 2002 Annual Report.

          As of December 31, 2002, the Company’s silver hedging position is as follows:

	Silver Forwards
Year	Ounces	Avg Price

2003	2,000,000	$5.34
2004	2,000,000	$5.34
2005	2,000,000	$5.34

          The nature and extent of future gold and silver hedging by the Company is dependent upon its continuing assessment of gold market conditions and other factors. Due to changes in market conditions and other factors, there can be no assurance as to the future success of the Company’s hedging program. The Company may, in the future, utilize alternate hedging vehicles or discontinue its hedging program entirely, as circumstances warrant.

Risk Factors

          The following is a brief discussion of those distinctive or special characteristics of Meridian’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian’s future financial performance:

          Fluctuations in the Market Price of Precious Metals

          The profitability of the Company’s operations is directly related to the market price of gold and silver. The prices of gold and silver have fluctuated widely in the past, particularly in recent years, and are affected by numerous factors, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to predict the aggregate effect of these factors, all of which are beyond the Company’s control. If, as a result of a decline in the price of gold or silver, the Company’s marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company could experience losses at that mine and as a result may determine that it is not economically feasible to continue commercial production at that mine.

          Mining Industry Risks

          The exploration for and development of mineral deposits involves a high degree of risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish material reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

          Accounting for the Impairment of Long-lived Assets

          The Company has accounted for the purchase of the Brancote Holdings Plc (“Brancote”) assets under purchase accounting policies and procedures, and as such has allocated the purchase price and associated deferred tax assets into two categories. First, based upon proven and probable reserves and secondly, based upon future potential resource enhancement at the site. Should there be a change in circumstances indicating that the carrying amount of the asset may not be recoverable (i.e. the recoverability of reserves and or the inability to foresee future resource enhancement at the site) the Company will need to write down the associated assets.

          In determining whether or not the Company has impairment the Company will need to review all future cash flows expected to result from the use of the asset and its eventual disposition. The estimation of future cash flows will be made based on supportable assumptions and projections. The Company will first write down the deferred tax asset and deferred tax liability rendering no impact to the profit and loss statements associated with the deferred tax asset. Secondly, should further impairment be required the Company will write down the asset to the profit and loss statements under the heading of impairment of mining properties.

          Recent Operating Income

          The Company has incurred net operating income of $52.8 million and $37.9 million for the years ended December 31, 2002 and 2001, respectively. However, the Company incurred net operating losses in certain prior periods and there can be no assurances that the Company will continue to achieve net operating profits in the future.

          Uncertainty of Title to Properties

          The validity of unpatented mining claims on U.S. public lands, which constitute a large portion of the Company’s U.S. property holdings, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. However, the Company is not currently aware of any existing title uncertainties, which would be material to the Company’s overall operations or financial condition with respect to the Company’s operating properties or any other property it currently has targeted for development. As a result of the potential uncertainty of title to mining and exploration properties and the large number of properties which are ultimately abandoned, expenditures with respect to any particular property to establish the Company’s rights therein are directly related to the level of current interest in such property and the extent and results of previous expenditures. The Company’s level of interest in any particular mining claim, and related title expenditures, will in turn vary depending upon whether, and the extent to which, exploratory drilling and other exploration activities have been or will be conducted, the results of such drilling and other indices of mineralization at such claim as indicated through other geological, geophysical, geostatistical and related procedures. Expenditures to establish the Company’s rights will generally not be significant until such time as extensive drilling is planned, and such expenditures often continue even after proven or probable reserves have been established.

          The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits corporations to hold title to their mining concessions in their names. However, under Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

          In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company’s interests.

          The various properties comprising the Esquel Gold Project are classified as either “claims” or “mines” and are either owned outright by Minera El Desquite S.A. (“MED”) or through option contracts between MED and the direct owners. Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (Manifestacion de Descubrimiento) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. The aggregate annual mining fee payable with respect to currently registered mines is 97,600 Argentine pesos. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and are not yet required to pay the applicable annual mining fee.

          Risk Associated with Foreign Operations

          The Company currently has investments and exploration projects in Chile, Peru, Argentina, and Mexico. These investments and projects, as well as any other investments or projects made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Although the Company has not experienced any significant problems in its Chilean and other foreign operations arising from such risks, there can be no assurance that such problems will not arise in the future. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

          Environmental Risks and Hazards

          All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Governmental Regulation of the Mining Industry

          The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

          Properties Without Known Mineable Reserves

          Certain of the Company’s properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company’s estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

          Uncertainty as to Calculations of Material Reserves, Mineral Deposits and Ore Grades

          There is a significant degree of uncertainty attributable to the calculation of ore reserves, mineral deposits and corresponding material grades. Until the material is actually mined and processed, ore reserves, mineral deposits and ore grade must be considered as estimates only. Consequently, there can be no assurance that any material reserve, mineral deposits or material grade information contained in this Annual Information Form will prove accurate. In addition, the quantity of material reserves and mineral deposits may vary depending on mineral prices and other factors. Any material change in reserves, ore grades or stripping ratios may affect the economic viability of the Company’s projects. Furthermore, reserve and mineral deposit information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

          Requirement of Additional Financing

          Future development of the Company’s properties may require additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company.

          Uninsured Risks

          The Company carries insurance to protect against certain risks, in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, mine flooding or other hazards against which mining companies generally cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company’s business, financial condition and results of operations.

          Risk of Hedging Strategies

          In order to mitigate some of the risks associated with downward fluctuations in gold prices, the Company has in the past, presently, and may in the future use various price hedging strategies, such as selling future contracts for gold, or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold to satisfy its forward delivery obligations, causing the Company to purchase gold in the spot market at higher prices to fulfill its delivery obligations. See “Item 4: Narrative Description of the Business - Hedging Program” for further discussion of the Company’s hedging program.

          Competition

          Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold and other precious metals. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for success in the future.

          Dependence Upon Key Management Personnel

          The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

          Potential Volatility of Market Price of Common Shares

          Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares may be highly volatile. Factors such as the price of gold and precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future quarterly periods, the Company’s results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

          Dilution

          The Company’s Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized Common Shares and Preference Shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional Common Shares as follows: exercise of stock options outstanding under the Meridian Gold Inc. 1999 Share Incentive Plan, and issuance of Common Shares pursuant to a Shareholders Rights Plan, which is triggered by a “Take-over Bid” meeting certain criteria. For additional details, see Note 11: Share Capital, of the Consolidated Financial Statements in the Company’s 2002 Annual Report to Shareholders, which is incorporated herein by reference.

          Certain Anti-Takeover Effects

          The Company has established a Shareholders Rights Plan, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Plan may result in holders of the Common Shares receiving a premium over the prevailing market price for their shares in a change of control transaction.

          For further discussion of the Plan, see Note 11: Share Capital, of the Consolidated Financial Statements in the Company’s 2002 Annual Report to Shareholders, which is incorporated herein by reference.

Property Interests in the United States

          Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the “General Mining Law”) and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

          Substantially all of the Jerritt Canyon proven and probable ore reserves are located on unpatented mining claims owned or leased by the Jerritt Canyon Joint Venture. The Jerritt Canyon mill is located on land owned by the joint venture. Substantially all of the Rossi gold exploration operations are being conducted on unpatented mining claims owned by the joint venture.

Property Interest in Chile

          In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

Mining concessions are of two types:

(i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

(ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax. The Company holds Exploitation Concessions for all of the land on which current El Peñón reserves are located.

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

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

The acquisition of mineral interests from parties that already have registered mining concessions is also considered to be a normal vehicle for initiation of mining activities in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also enables the party interested in acquiring a mining concession to enter into a variety of different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price) in contemplating the option to purchase or abandon the mining concession.

Property Interest in Argentina

          Minerals are the property of the provinces in which they are located. Private persons can obtain from the respective provincial mining authorities the exclusive rights to explore and to exploit minerals via permits and concessions, respectively.

          The Mining Code considers that both mining exploration and exploitation, and the concession of a mine and related acts, have higher priority than any other activity of the soil. Consistently, surface owners cannot prevent the granting of mining rights and properties or commencement and/or continuity of mining activities thereon, without prejudice to their right to collect the corresponding indemnity, as a consequence of the use of their land by the miner and the damages derived from mining activities.

          The various properties comprising the Esquel Gold Project are classified as either “permits”, ''claims’’ or ''mines’’ and are either owned outright by MED or through option contracts between MED and the direct owners. An exploration permit means an exclusive exploration permit granted for a certain period of time, covering a specific area, by the Mining Authority. The term of a permit begins 30 days after the date in which the granting resolution issued by the Mining Authority is notified to the applicant. During the 30-day period the applicant must “begin” the work it has proposed in its application (as used here

“begin” implies physical occupation with equipment and people). The commencement date cannot be postponed nor interrupted without consent of the Mining Authority. During the winter a “holiday” is granted, generally the Province of Chubut grants 180 days per winter season approximately.

          Claims constitute exploratory rights for a period of time, after which the tenant must file a discovery manifestation (“Manifestacion de Descubrimiento”) with the provincial mining authority in order to change its status to a mine. A mining property permits the owner to extract the minerals once the corresponding environmental impact report has been filed. An annual mining fee must be paid in respect of all mines from the date of their registration. The aggregate annual mining fee payable with respect to currently registered mines is 97,600 Argentine pesos. Some of the mining properties held by MED are currently pending registration with the provincial mining authority and MED is not yet required to pay the applicable annual mining fee.

          In respect of those properties not owned directly by MED, MED has entered into option contracts with the direct owners. In all such cases, MED is required to make an agreed schedule of payments following which it will obtain outright ownership of the properties, which will be transferred into its name at the provincial mining authority. These option arrangements provide that the original owner will retain a form of net smelter royalty (usually around 2 per cent) once the mine becomes productive.

          Employees

          As of December 31, 2002, the Company had an approximate total of 255 employees, with 15 employees working on site at the Beartrack property. At the Jerritt Canyon property located near Elko, Nevada, there are approximately 392 employees, all of whom are employees of the Jerritt Canyon Joint Venture, not of the Company. There are approximately 203 employees in Chile who are employees of Compañía Minera Meridian, a wholly owned indirect subsidiary of the Company. None of the Company’s employees are covered by a collective bargaining agreement. There are approximately 43 employees in Argentina who are employed through a wholly owned subsidiary of the Company. The Company believes that its relationship with all its employees is good.

DESCRIPTION OF PROPERTIES

          Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See “Cautionary Statement” on page 6 of this Annual Information Form.

          The Company has two principal producing properties, El Peñón, in Chile (100% ownership), and Jerritt Canyon (30% ownership) located near Elko, Nevada both of which are identified as material to the Company under National Policy Instrument 43-101 of the Canadian Securities Administrators. In addition, the Company has advanced stage exploration programs underway in Chile (at El Peñón), in Nevada (at Rossi) and in Argentina (at Esquel), and early stage exploration programs underway primarily in Chile, Peru, Argentina, and Mexico.

El Peñón

          History, Location, Size and Access

          The El Peñón property in Chile was the result of a grass-roots discovery made by Meridian geologists during the initial stages of opening a new exploration office in Chile in 1993.

          The El Peñón property is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta. The main access to the property is via a 40 kilometer paved road connecting the property to the Escondida Highway, with alternate access via a 40-kilometer gravel road from the Pan American Highway. The property is comprised of approximately 1,000 square kilometers of contiguous mineral concessions situated at an elevation of 1,800 meters. The El Peñón project is situated on concessions wholly owned by Compañía Minera Meridian. The Company has access to adequate water for its mine design. The Company also has agreements for all surface lands required to facilitate its mining activities. The Company granted a net smelter return to a private Chilean company on production from previously leased property. The royalty is on a sliding scale, depending on the price of gold, ranging from 1% to 3%. The Company bought out this royalty in 2001. No royalty is payable on land claimed by the Company, where more than 95% of the current reserves are located.

          Geology and Mining

          The El Peñón gold-silver deposit is located in the Longitudinal Valley of northern Chile, between the Mesozoic magmatic arc exposed in the Coast Range to the west and the Domeyko Cordillera to the east. The Domeyko Cordillera exposes a structurally complex sequence of Paleozoic to Tertiary volcanic and sedimentary rocks, which host the large late Eocene-early Oligocene porphyry copper deposits Escondida, Zaldívar, and Chuquicamata along a north-trending structural zone.

          Volcanic and intrusive rocks located in the Longitudinal Valley are Late Cretaceous to Eocene in age. This north-trending volcanic belt, which includes the Augusta Victoria Formation, is characterized as an alkali-enriched, calc-alkaline volcanic suite that ranges from basaltic andesite to rhyolite. The bimodal character of this volcanic suite is inferred to have developed in relation to intra-arc or back-arc extension. The Paleocene to early Eocene volcanic belt hosts two other significant precious metal deposits, San Cristóbal and El Guanaco. In addition, the porphyry copper deposits at Cerro Colorado and Spence are located within this belt.

          Volcanic rocks of the Augusta Victoria Formation underlie the El Peñón district. This formation consists of volcanic rocks that vary from basaltic andesite to high-silica rhyolite. The low-sulfidation epithermal vein deposit at El Peñón is spatially associated with a rhyolite dome complex that intrudes a sequence of pyroclastic and intermediate-composition flows. The dome complex is laterally extensive, extending a minimum of 3 km from east to west and 5 km from north to south. The dome complex consists of multiple magma pulses from several high-angle, crosscutting vent features.

          Economic concentrations of gold and silver at El Peñón occur within volcanic hosted epithermal quartz veins and breccias. Typically, the ore deposits exhibit long strike length and range up to 24 meters in thickness with near-vertical dip. The hanging and footwall rocks are tuffs, rhyolites and andesites.

          Mineralization is dominated by gold and silver. Other trace elements and base metals rarely occur in concentrations above background levels for epithermal deposits. Mercury and arsenic are present only at very low concentrations. Gangue minerals within the ore are predominantly quartz, adularia and iron oxides. Gold is present as free electrum or in association with pyrite. Visible gold is not uncommon. Silver occurs as electrum, silver sulfides and silver sulfosalts.

          The depth of oxidation is variable, but generally extends 250 to 300 meters below ground level. The majority of the ore is oxidized with the exception of the southern, deeper extensions of the Quebrada Orito system.

          The structurally controlled veins at Quebrada Orito have experienced post-mineral movement, resulting in a tectonized fabric within the ore zones and adjacent wall rocks. Continuity of the ore zones has not been significantly disrupted by the post-mineral movement.

          Mining of the ore bodies at El Peñón is by open pit and underground methods.

          Open pit mining occurs where the ore zones are near the surface and of sufficient size. Five small open pits are producing for Quebrada Orito and zone of the property. Underground production has provided sufficient ore for the mill. However, open pit mining has resumed and will cease in 2003 and will begin again depending on exploration results in the later years of the mine life as underground reserves are exhausted.

          Mechanized underground mining began late in the fourth quarter of 1999. Future underground mining will utilize a variety of methods dependent upon the geometry of the ore zone. Access to the mining areas is via two declines. Extraction of ore is accomplished by drift and fill and bench and fill methods. Backfill will be placed to facilitate mining of subsequent stopes; cemented backfill will be used in mining areas adjacent to existing stopes. Cemented backfill is prepared on the surface with a dedicated batch plant.

          Ground conditions are generally good, with many of the access openings requiring no support. Within the stopes ground support is predominantly shotcrete. In fractured ground, support will be provided by a combination of cemented rebar bolts, mesh and shotcrete, depending upon the degree of fracturing.

          The underground production capacity is 2,000 tonnes per day. Underground mining is by contract with Constructora Gardilcic, who supplied contract services for construction of the underground development. The mining contract has an initial term of three years, with available provisions to extend for an additional two years. Under the terms and conditions of the contract, Meridian will perform all mine engineering functions as well as providing additional front-line supervision, for quality control purposes. Meridian provides power and water; all other costs of production are included in the contract cost structure. Payment is based upon volume and includes provisions for quality.

          Current life of mine plans call for exploitation of proven and probable mineral reserves of 5.1 million tonnes with an average grade of 11.0 grams per tonne gold and 176 grams per tonne silver, containing 1.79 million ounces of gold and 28.8 million ounces of silver over a 6.5 year mine life. Additional mineralization has been identified at similar or higher grades, which is expected to be converted to mineable reserves and consequently add significant mine life. The $77 million in initial construction capital expended at El Peñón was paid back in 2001.

          Milling

          Processing of the ore at El Peñón involves primary jaw crushing, SAG milling, gravity concentration for coarse gold and silver, thickening, cyanide leach, counter current decantation, tails thickening and filtration, Merrill-Crowe precipitation and smelting to produce gold and silver doré. Filtered tailings are stacked in compacted lifts, where proprietary cyanide destruction technology is employed to reduce cyanide levels to below permitted levels.

          Average gold and silver recoveries are expected to be approximately 95% and 94%, respectively.

          The milling circuit is designed to process 2,000 tonnes per day at a target grind size of 105 microns. The Company is currently grinding at 2,000 tonnes per day, at 85% passing 95 microns. Operational flexibility is enhanced by a crushing capacity which is nearly double that of the mill. Meridian personnel operate and maintain the process area.

          Construction of the process facility took approximately ten months and was completed in September, 1999. Fluor Daniel Chile S.A. provided engineering, procurement and construction management for the project.

          Electrical power is supplied by a line connected to the national grid. Back-up diesel fired power generation for the operation of critical mill equipment is in place and operational. Long-term contracts for major consumables are in place, as are long-term refining contracts for the doré.

          Recent Operations

          Following a construction period of ten months, the El Peñón mine began pre-commercial production on September 1, 1999. Commercial production began January 1, 2000, following a startup phase that required no capital modifications to reach designed throughput levels. The average gold grade processed during 2002 was 15.5 grams per tonne compared to 14.6 grams per tonne in 2001. Production for 2002 was approximately 328,000 ounces of gold and 5.1 million ounces of silver compared to 318,000 ounces of gold and 4.8 million ounces of silver in 2001.

          Quebrada Orito will provide the majority of the underground ore production, but due to its higher grades, the nearby Quebrada Colorada ore will provide nearly 50% of the planned ounces mined.

          Exploration

          Initial drilling on the property by the Company started in November 1993 and has continued through to the present time. In 2002, 371 surface holes totaling 80,420 meters were drilled.

          Exploration efforts have incorporated reverse circulation rotary and diamond core drilling from both surface an underground platforms. Reverse circulation rotary drilling is employed for new surface exploration targets, preliminary definition of deposit extents, and underground delineation in-fill drilling in the Quebrada Orito vein zone. The bulk of the reverse circulation rotary drilling has been completed by Harris y CIA, Ltda. of Antofagasta, Chile. Diamond drill core is used for underground delineation in-fill drilling in the Quebrada Colorada vein zone and portion of Quebrada Orito, underground step out exploration targets in Quebrada Colorada and Quebrada Orito, and to confirm and delineate deposits from surface when underground access is lacking. Connors, Perforaciónes Ausdril [Chile] Ltda., and Major Drilling Chile S.A. have completed the bulk of the core holes.

          Reverse circulation rotary drilling employs face-sampling hammers or tricone roller bits. In both cases, the sample is collected or interchanged directly at the bit face. The drill steel consists of three-or-six meter dual walled reverse circulation rods. Drill holes are started using casing hammers to a depth of three to twelve meters. Samples are collected in a conventional rotary fashion. Once the casing is set, a drill collar is installed and discharge hoses connected so that cave material is discharged away from the rig and sampling site. To reduce the possibility of contamination at rod changes the drill operator closely monitors the amount of waste material discharged. Another drill hose is connected from the drill head to the sampling cyclone. Sample lengths vary from 0.5, 1.0, and 2.0 meters depending on the purpose of the drill hole. Splitting techniques vary from wet to dry drilling and by sample length. In general, a 3/16 split of the total interval volume is captured by passing the total recovered material through a Jones or hydraulic splitter. Two splits per interval are kept for the surface exploration drill holes. The duplicate samples are used for quality control procedures (blind field doubles), bulk metallurgical samples and standards, or a physical record of the mineralized zones. The sample splits are bagged in 30 by 50 centimeter 0.30 millimeter polyethylene bags. A sample tag with the printed number is stapled to the inside of the bag.

          The core rigs are capable of drilling at all angles and to depths exceeding 500 meters. The dominant core size drilled is 2.4” diameter. The core rigs use 10 ft. long drill steel and 5 ft. triple tube core barrels. When necessary due to extensive overburden, the holes are pre-collared using reverse circulation drill rigs. Company surveyors lay out drill locations and orientations for rig set-up. The final drill hole location is resurveyed upon completion and after the rig has vacated the drill site. The down-hole deviation of all surface drill holes is measured by a digital gyroscopic method. Core, for both the surface and underground core holes, is placed in wooden core boxes that are labeled and the down-hole depths recorded on wooden blocks at core run boundaries. The core is transported to the geology logging area where the core is cleaned and logged. Core recovery is calculated by dividing length of the core per run by the run length. Exploration surface and underground core holes are photographed using a digital camera. Sample intervals for assaying are defined using both geological contacts and the end of a drill run, whichever is shorter. Sample intervals do not exceed two meters in length.

          ALS Chemex (Chile) S.A. (“ALS”) performs sample analysis for underground and surface exploration drill holes. Once the drill holes are completed the samples are immediately transported to the ALS preparation facility that is maintained on site. Pulps are prepared and shipped by ALS to its laboratory in La Serena, Chile. The Company uses a systematic quality control process that inserts standards, blanks, and blind field doubles into each drill hole sequence. Standard and blank locations are determined by the logged geology. Five different standards with variable grades have been prepared from El Peñón mineralized material and statistically certified. Quality analysis is an on-going process on a monthly basis.

          The main addition of mineral reserves in 2002 took place in the Vista Norte Zone located approximately 200 meters east of the north end of Quebrada Orito.

Esquel

          History, Location, Size and Access

          The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel, 10 kilometers northeast of the town of Esquel (population: 30,000) in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares of land for the Esquel corridor. The geographic coordinates of these properties is centered at latitude 42° 43’S, longitude 71° 11’W. The properties are located at elevations between 1,200 and 1,400 meters.

          Esquel is serviced 2 days a week by jet aircraft from Buenos Aires. The various properties comprising the Esquel Gold Project area may be accessed by traveling from Esquel via National Highways No. 259 (southeast) and No. 40 (northeast) for a total of 26 kilometres to the eastern boundary of the properties. The individual properties can be accessed from the eastern boundary of the project area via several dirt roads that require use of 4-wheel-drive vehicles.

          With respect to the Esquel Gold Project and certain other properties adjacent to the Esquel Gold Project, the table below shows the percentage of the Company’s ownership interests and the relevant area in square kilometres. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the

Company, is located on the Cordon de Esquel property. Meridian owns its interest in the Cordon de Esquel property indirectly through MED. There have not been any development activities on the Leleque, Nahuel Pan or Huemules properties and there are no current plans for development on such properties or for the Company to acquire the minority interests in these properties.

	Meridian
	Ownership Percentage	Area (Square Kilometers)

Cordon de Esquel	100.0%	434
Leleque	60.0%	444
Nahuel Pan	60.0%	202
Huemules	60.0%	330

Total		1,410

          Geology

          The rock formations on the Esquel Gold Project properties consist mainly of sub-horizontal andesitic volcanic rocks of Jurassic age with minor insertions of marine and shallow lagoonal, carbonaceous sediments. The rocks are cut by vein systems that generally trend north-south, but range from N30LW to N30LE, and dip steeply to the west or east. The width of the veins typically ranges from less than 1.0 metre to 12 metres, and the veins have strike lengths of greater than 2,000 metres. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 metres.

          The veins contain quartz and chalcedony. Two types of quartz-chalcedony veins occur on the properties: one type is white to cream-colored, massive to banded veins; the other is dark gray to black veins containing an amorphous carbonaceous material that has been classified as pyrobitumen. Some intervals of the dark veins contain high gold grades. Both types contain ore-grade gold mineralization. Gold is commonly present in mineralized wall rock adjacent to the veins. Where mineralized, the wall rock contains pyrite. Gold grades are generally lower in the mineralized wall rock than in the veins, but some wall rock contains gold grades greater than 20 grams per tonne. Mineralization consists of a low-sulfur system containing gold (electrum containing approximately equal amounts of gold and silver), hessite, pyrargyrite, pyrite, marcasite, and minor sphalerite, chalcopyrite and arsenopyrite.

          Exploration

          In early 1998, Sunshine Mining and Refining Company completed a 40-core hole (approximately 4,200 metres) drilling programme on 16 veins on the La Joya del Sol property over which MED acquired an option in October 1998 and which it subsequently acquired outright in October 2000. This property now forms part of the Esquel Gold Project area.

          MED carried out four exploratory core and reverse circulation drilling and channel sample programmes on the Esquel Gold Project properties in 1999, 2000 and 2001 and is currently completing its fifth drilling and sampling programme on the properties. These programmes have focused on the deposits in the Galadriel, Galadriel Sur, Julia and La Joya Del Sol areas of the properties.

          MED’s exploration programme has advanced to the pre-feasibility stage and, in May 2001, Pincock, Allen & Holt, independent engineering consultants, were engaged to prepare a pre-feasibility study for the Esquel Gold Project. The pre-feasibility study was completed on October 31, 2001.

     MED has undertaken to mitigate, where possible, the long-term environmental impacts of its exploration operations. During the years 1999 through 2002, MED’s expenditures for reclamation works have not been material. The only reclamation works in connection with the Esquel Gold Project carried out during this period were the on-going restoration of drilling pads and tracks at Galadriel Surand La Joya del Sol by MED. The expenditures incurred by MED in connection with these works totaled US$50,000. There are no material reclamation works currently planned by MED.

     The estimates of the measured and indicated resources for the Esquel Gold Project as of August 18, 2001 reported by Pincock, Allen & Holt in its pre-feasibility study, at cutoff grades of 2.0, 3.0, 4.0 and 5.0 grams of gold per tonne, are set forth in the table below (tonnes have been rounded to the nearest 1,000 tonnes).

     Resource Summary (Measured and Indicated)
      (As of August 18, 2001)

	Cutoff Grade	Resource	Gold	Silver
Resource Category	Gold gpt	Tonnes	Grade gpt	Grade gpt

Measured	2.0	6,850,000	8.47	14.5
	3.0	5,783,000	9.57	16.1
	4.0	4,864,000	10.72	17.8
	5.0	4,171,000	11.76	19.3
Indicated	2.0	6,215,000	6.91	12.7
	3.0	5,072,000	7.90	14.2
	4.0	4,165,000	8.86	15.8
	5.0	3,373,000	9.89	17.3

     A “measured resource” is that part of a resource for which quantity, grade or quality, densities, shape and physical characteristics of the resource are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity. Generally, for purposes of the Pincock, Allen & Holt pre-feasibility study, measured resources are those resources within the vein or mineralized boundary that are from 0 to 15 metres from a gold composite in the deposit.

     An “indicated resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Generally, for purposes of the Pincock, Allen & Holt pre-feasibility study, indicated resources are those resources within the vein or mineralized boundary that are between 15 and 30 metres from a gold composite in the deposit.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

     The estimates of inferred resources for the Esquel Gold Project as of August 18, 2001 reported by Pincock, Allen & Holt in its pre-feasibility study, at cutoff grades of 2.0, 3.0, 4.0 and 5.0 grams of gold per tonne, are set forth in the table below (tonnes have been rounded to the nearest 1,000 tonnes).

     Resource Summary (Inferred)
      (As of August 18, 2001)

	Cutoff Grade	Resource	Gold	Silver
Resource Category	Gold gpt	Tonnes	Grade gpt	Grade gpt

Inferred	2.0	2,648,000	4.68	9.1
	3.0	1,509,000	6.35	12.0
	4.0	1,083,000	7.49	13.8
	5.0	773,000	8.72	16.2

     An “inferred resource” is that part of a resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Generally, for purposes of the Pincock, Allen & Holt pre-feasibility study, inferred resources are those resources within the vein or mineralized boundary that are between 30 and 60 metres from a gold composite in the deposit.

Cautionary Note to US Investors concerning estimates of Inferred Resources:

The use of the term “resource” is not allowed by the Securities and Exchange Commission (“SEC”). Generally, estimates other than “proven” or “probable” reserves are not permitted to be disclosed in public documents filed with the SEC. Such estimates, however, are disclosed in this document pursuant to exceptions provided in Item 102 of Regulation S-K of the SEC.

This section uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or other economic studies. US investors are cautioned not to assume that part or all of an “inferred resource”exists, or is economically or legally mineable.

     It is currently intended that MED will continue its exploratory drilling programme on the Esquel Gold Project properties in order to enable completion of a full feasibility study with respect to the properties. MED expects that the feasibility study will be completed in early 2003.

     Given the geology of the project area, MED expects that the development and mining of the Esquel Gold Project properties will require the use of conventional open-pit methods.

Jerritt Canyon

     History, Location, Size and Access

     The Jerritt Canyon mine, consisting of a number of underground and open pit mines, is located 57 miles northwest of Elko, Nevada. The Company participates in the Jerritt Canyon property with AngloGold (Jerritt Canyon) Corp. (“Anglo”), which currently operates the mine. Since the discovery of Jerritt Canyon by Meridian geologists in 1972, the mine has produced over 6.0 million ounces of gold (100%).

     Development and mining activities take place at Jerritt Canyon on various ore bodies within the 120-square-mile claim block, which includes both private and public lands. Property interests at Jerritt Canyon include owned or leased unpatented claims and surface rights. None of the areas currently being mined or developed are subject to royalty payments. The main access to the property is by a paved state highway from Elko.

     Joint Venture Agreement

     Pursuant to the joint venture agreement governing the Jerritt Canyon Joint Venture, Anglo acts as manager of the project and conducts all mining and processing, exploration, drilling and related operations. However, as a 30% participant, the Company is actively involved in budgeting, production and exploration. Each participant has the right to take in kind or dispose of its individual interest in all ore and minerals extracted from the Jerritt Canyon properties. Joint venture costs are allocated to each participant in proportion to its interest. The Company also pays Anglo a management fee of 2.0% of the Company’s share of the joint venture’s gross revenues.

     Although Anglo has the authority to make most decisions with respect to daily operations of Jerritt Canyon, approval of the Company is required for the annual operating budget and exploration program, as well as any major capital expenditures.

     Pursuant to the joint venture agreement, a transfer of the interest of either joint venture participant in the joint venture to any non-affiliate is subject to a good faith right of first negotiations with the other for the sale to the other party of such interest. Unless otherwise terminated by mutual agreement, dissolution or insolvency, the joint venture agreement for Jerritt Canyon will remain in effect until June 17, 2026 or for such longer periods as exploration, development or production by the joint venture continues.

     Geology and Mining

     The multiple gold deposits in the Jerritt Canyon district are typical of the disseminated, sediment-hosted mineralization unique to northern Nevada. All of the economic mineralization occurs beneath the Roberts Mountain Thrust, and important regional feature, in Lower Plate carbonate rocks. The Roberts Mountains and Hanson Creek Formations host all of the important deposits. The best mineralization occurs where high-angle structures intersect favorable stratigraphy or lithologic contacts. These high-angle structures have been conduits for ore fluids, and the ore deposits occur both as structurally controlled and bedded or stratiform bodies. The most important directions for structural control are N 70 W and NE. In the zones of mineralization, brecciation is common, there is a strong correlation with antimony and arsenic, and all of the gold is fine grained.

     Much of the area is covered by an overthrust sequence of silicic rocks that are unfavorable for gold mineralization. Most of the known ore bodies were discovered where these overlying unfavorable rocks had been eroded away, and the host carbonate rocks were exposed. However, detailed exploration and drilling can be used in the overthrust sequence to target the favorable carbonate lithologies that repeat the sections and create additional potential. The mineralization extends from the surface down to at least 600 meters.

     Gold mineralization at Jerritt Canyon has historically occurred at varying depths, making both open pit and underground mining practical on the property. However, open pit mining at the property ended in 1999 with completion of the DASH open pit. Exploration results indicate that the most promising deposits for future mining on the property lie at depths dictating the use of underground mining methods.

     Mining at Jerritt Canyon commenced in 1981 and was conducted from both open pit and underground sources. Currently, all mining is from underground sources. The selection of mining method depends upon numerous factors, such as the depth of the deposit, geometry of the ore body, the grade and quantity of gold in the deposit, the material type of the deposit, and the economics of mining and processing compared to the expected gold price during the ore body’s life.

     Underground mining began at Jerritt Canyon in 1994, and over the past few years has grown to be the sole source of ore at the property. Current material reserves at Jerritt Canyon are completely underground, where the costs of development and extraction are greater than in traditional open pit methods on a per ton basis, which is mitigated by the higher grades obtained.

     Underground mining includes cut and fill methods, either bench and fill or underhand drift and fill. Drifting and mining are conducted in either 15 by 15 foot or 12 by 12 foot openings. An engineered cemented backfill material is used for most ground support. The basic mine layouts comprise a main access decline, at 12.5% gradient, suitable for truck haulage. Mining stopes are primarily transverse to the strike of the deposit and mining begins at the center of the ore zone. Primary stopes are then mined to the ore extremities, followed by the secondary and the tertiary stopes. The physical ore zone features include varying thickness, undulating waste-metal bearing contacts, assay walls, irregular continuity, and variable tonnage per foot of strike length.

     The Smith mine area is being developed by a new decline from the bottom of the DASH open pit. This decline has accessed new reserves and resources in the Coulee and “170” deposit areas and will start production in 2003.

     Milling

     Ore is hauled from the underground mines and sub-grade stockpiles and stockpiled at the mill for processing. The haul distance ranges up to 15 miles depending on the mine source.

     At the Jerritt Canyon mill, the extraction facility processes carbonaceous ore in a dry grinding roasting circuit. Although the facility has achieved higher processing rates, the circuit has a design capacity of approximately 3,630 tonnes per day. At the dry mill, material is crushed and dried, and then finely ground and mixed with coal. This mixture is introduced into the tops of two fluid-bed roasters. The ore is heated and brought into contact with oxygen-rich gases that oxidize the sulfide and carbon compounds. The gases produced in the roasting process pass through a scrubbing system to control emissions. The roasted ore goes to a quench tank to cool and then to a thickener to increase the density of the slurry before entering the carbon in leach (“CIL”) tanks. Sodium cyanide is then used to dissolve the gold from the ore slurry and the gold is absorbed onto activated carbon.

     Gold from the CIL circuit is removed from the carbon using a carbon stripping process which involves the use of hydrochloric acid, sodium hydroxide and sodium cyanide.

Gold is recovered from the stripping solution using the Merrill-Crowe process, which utilizes zinc powder to precipitate the gold. The gold precipitate is reacted with nitric acid to remove the excess zinc, retorted to collect the minor quantity of contained mercury in the precipitate, melted, and then cast into doré bars which are ultimately sold to outside refineries for further processing into gold products.

     Tailings from the milling process are deposited in a clay-lined impoundment pond.

     Recent Operations

     In 2002, Meridian’s 30% share of gold production was 100,000 ounces, compared to the 98,000 ounces produced in 2001. Grades in 2002 and 2001 were 8.5 and 8.7 grams per tonne, respectively. Mining activities in 2002 were focused at the Murray and SSX underground mines, along with limited production. Cash cost per ounce increased to $257 in 2002 from $218 in 2001.

     As of December 31, 2002, Meridian’s 30% share of proven and probable mineral reserves was approximately 0.7 million tonnes containing 174,000 ounces of gold, versus 1.0 million tonnes containing 288,000 ounces of gold as of December 31, 2001.

     Sale of Property

     Subsequent to the 2002 year-end, the Company’ subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., had entered into a purchase and sale agreement with Queenstake Resources Ltd. (“Queenstake”) to sell their combined interest of the Jerritt Canyon Joint Venture, with an estimated closing date in April, 2003. However, this purchase and sale agreement was terminated, as terms of the agreement were not satisfied. See Item 3: General Development of the Business.

Rossi

     The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada, and is part of the well-known Carlin Trend. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits, respectively, and immediately adjacent to the Dee gold mine (Glamis Gold Ltd.), currently in the closure process. The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground.

     Gold mineralization at Rossi is typical of the sediment-hosted mineralization on the Carlin Trend. Although the highest grade deposits occur in the lower plate carbonate rocks in the Roberts Mountains and Popovich Formations, lower grade mineralization also occurs in the siliciclastics of the upper plate. At Rossi, the focus of deep drilling at the STORM Resource (which is the main host of the deposit) has been the gold mineralization in the Popovich Formation. This mineralization occurs at depths from 200 to more than 600 meters. It is localized along the intersection of steeply dipping, high-angle northwest trending structures, a wide zone of shallow westward-dipping faults (Dee Fault), and the favorable Popovich lithologies of silty carbonates and carbonate breccias. Pyrite, strong silicification, and brecciation are all associated with the mineralization. This mineralization is the higher grade downward extension of the Dee deposit, which is an open pit mine immediately to the south.

     Nearly all of the property is covered by upper plate rocks, which are poor ore hosts, above the Roberts Mountains Thrust. However, detailed mapping, sampling, and drilling have been successful in targeting and discovering high grade mineralization in the favorable lower plate carbonate horizons at depth. The Roberts Mountains Formation, which hosts a significant portion of the mineralization elsewhere on the Carlin Trend, has not yet been tested at Rossi.

     The most promising area drilled to date, referred to as the “STORM Resource Area,” is located in the southern portion of the Company’s claim block. In 1998, the Company completed a joint venture agreement with Barrick Gold Corporation to develop, operate, and further explore the Rossi property. The Rossi Joint Venture (60% Barrick/40% Meridian) has rights to 100% of the precious metal bearing ores on the Rossi property. Barrick maintains a 60% interest in the project if it spends $15 million by December 31, 2003.

     The Meridian-Barrick joint venture agreement on the Rossi property was announced on September 14, 1998. The agreement creates an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi material. Barrick’s proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square kilometer claim block.

     If the Joint Venture mines ore from Rossi, Barrick is required to process up to 1,000 tons (short tons) per day at its nearby facilities; if the joint venture is terminated, Meridian retains the right to process up to 500 tons per day of Rossi material at Barrick’s facilities, on a custom-milling basis. In 2001, Meridian calculated that the STORM Resource Area contained 2.5 million tonnes of mineralized material, averaging 11.8 grams per tonne, for 960 thousand ounces of gold, using a cut-off grade of 6.8 grams per tonne.

     As part of the underground program, a 1,039 meter decline was completed to access a portion of the STORM Resource for underground drilling. This decline was completed late in December 1999, along with 204 meters of additional ancillary underground development.

     Utilizing the 1,039 meter STORM decline for access, 35 underground drill holes, totaling 2,539 meters, were drilled into the “49’er Zone” from January through April 2000. The underground program, drilled on 30 meter spacing, validated the previously modeled, structurally controlled, distribution of high-grade material. The best hole encountered 14.5 meters of 32.2 grams per tonne gold. No underground work was conducted in 2001 and 2002.

     Surface work for 2002 consisted of detailed mapping, sampling, geophysics and drilling of two holes totaling 2,808 meters. These deep holes ranged from 1,268 to 1,540 meters in depth and tested a region of known mineralization in the STORM Resource, as well as new targets elsewhere on the property. Exploration plans for 2003 consist of substantial underground work, including reserve drill-delineation of the “49’er Zone”, and minor surface drilling, within the Resource and elsewhere on the property.

Beartrack

     History, Location, Size and Access

     The 100%-owned Beartrack mine was an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately five square miles of patented and unpatented mining claims. The Company depleted the resource at the Beartrack mine in March of 2000. The operation is now in a care and maintenance mode, producing residual wash-down ounces from the heap leach pad. The work force was reduced from 179 to 17 by August of 2000.

     Recent Operations

     As of December 31, 2002 and 2001, Beartrack was fully depleted, with any ounces produced coming from residual ounces on the heap leach pad. Gold production in 2002 at Beartrack was 9,000 ounces, compared with 19,000 ounces produced at Beartrack in 2001. As of March 22, 2000, all reserves at Beartrack had been exhausted and mining operations have concluded. Residual heap leaching at the property is expected to continue throughout 2003.

Legal Proceedings

     Since the Royal Mountain King (“RMK”) Mine ceased operations in July 1994, Meridian Beartrack Company (“Meridian Beartrack”) has focused its efforts at RMK on final closure of the Mine in accordance with environmental requirements. In spite of compliance with the requirements of the permits and approvals issued by the California Regional Water Quality Control Board for the Central Valley Region (“RWQCB”), exceedances to ground and surface water quality limits have been detected. In March 2001, the RWQCB issued a new Waste Discharge Order (the “New Waste Discharge Order”) which reclassified the Mine’s overburden disposal sites in such a manner as to impose significantly more stringent closure requirements, as well as imposing closure requirements involving other facilities. At the same time, the RWQCB issued a Cease and Desist Order (the “Order”) imposing a schedule of tasks for compliance with the New Waste Discharge Order. Meridian Beartrack has appealed the Order to the State Water Resources Control Board (the “State Board”). Based on further extensive technical analysis, Meridian Beartrack and its consultant, GeoSyntec Consultants, do not believe that “releases” of contaminants from the overburden disposal site (“ODS”) have in fact occurred, but that the detected exceedances are in fact due to rising, naturally occurring poor quality groundwater. Because of extensive technical work being done for Meridian Beartrack on these issues, and ongoing discussions between Meridian Beartrack and the RWQCB staff, the RWQCB’s Executive Officer agreed with Meridian Beartrack’s request to the State Board that its appeal be held in abeyance until further notice. The State Board acceded to this request in July 2002. Unfortunately, substantial progress in resolving the issues with the RWQCB has not been made, and Meridian Beartrack has determined that the best course of action is to provide notice to the State Board to continue its appeal. This ultimately would lead to a workshop and hearing by the State Board. The Company also has supplemented the record with specific closure plans for the waste management unit (“WMU”) based on the additional technical analysis of its consultants. Previously, in accordance with the New Waste Discharge Order, Meridian Beartrack has submitted Technical Memoranda to the RWQCB for programs that Meridian Beartrack and its consultants consider to be more economically and technically feasible than the programs which would be dictated by the New Waste Discharge Order, while still affording equivalent protection of water quality. The RWQCB staff have not agreed with the Technical Memoranda. The RWQCB is to conduct a hearing regarding Meridian Beartrack’s technical submittals during April 24/25, 2003, at which Meridian Beartrack expects the continued opposition of the staff. The likely result will be a supplemental appeal to the State Board, with a current record including the closure plans and additional technical analysis. The Company has accrued sufficient amounts to cover implementation of the programs, which it has proposed in the Technical Memoranda. If, following any appeals, the RWQCB rejects the programs presented, or a significant part thereof, the potential costs of compliance to Meridian Beartrack likely would increase significantly, exceeding the amounts currently accrued by a material amount.

     The Company has certain other contingent liabilities, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

ITEM 5:   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          Reference is made to pages 17 through 42 of the 2002 Annual Report to Shareholders, which is incorporated herein by reference.

          Dividends are payable to shareholders at the discretion of the Board of Directors; no dividends were declared in either 2001 or 2002.

ITEM 6:   MANAGEMENT’S DISCUSSION AND ANALYSIS

     Reference is made to Management’s Discussion and Analysis on pages 19 through 24 of the 2002 Annual Report to Shareholders, which is incorporated herein by reference.

ITEM 7:   MARKET FOR SECURITIES

     Meridian’s Common shares are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange(“NYSE”). Stock trading history for each quarter of 2001 and 2002 can be found on page 42 of the Company’s 2002 Annual Report. The closing price of the Company’s stock on March 24, 2003, the Company’s Record Date, was $9.05 USD on the NYSE and $13.45 CAD on the TSX.

     U.S. Shareholders Only:

     The Company may potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, depending upon whether (i) 75% or more of its gross income is passive income; or (ii) 50% or more of the average amount of its assets produce (or are held for the production of) passive income.

     For the years ended December 31, 2002 and 2001, the Company does not believe it is a PFIC as defined in Section 1297 of the Internal Revenue Code of 1986. The Company believes that it may be viewed as a PFIC for the calendar year ended December 31, 1999. The Company does not believe it was a PFIC for any prior years. The Company’s determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situation. Although it is considered unlikely, there can be no assurance that the Company’s determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record keeping requirements which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. Holder as to its potential PFIC status and income to be reported.

     If a U.S. Holder does not make an election with respect to a PFIC, such U.S. Holder may be subject to additional tax and to an interest charge upon receiving certain dividends from a PFIC, or upon the disposition of shares of a PFIC. The tax and interest charge are determined by allocating the distribution or gain over the U.S. Holder’s holding period of the stock, imposing tax at the highest rate in effect for each tax year to which the excess distribution is allocated, and calculating interest on that unpaid tax.

     If the U.S. Holder makes a timely election either to treat a PFIC as a qualified electing fund (“QEF”) or to mark-to-market any publicly-traded PFIC stock, the above-described rules generally will not apply. If a QEF election is made, a U.S. Holder would include annually in gross income his or her pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed.

     The mark-to-market election would cause a PFIC shareholder to include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock; or allow the shareholder a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. The shareholder’s adjusted basis in the PFIC stock is increased by the amount included in income and decreased by any deductions allowed.

     The PFIC rules are exceedingly complex and, therefore, each U.S. Holder is encouraged and expected to consult his or her own tax advisor regarding the effect of the Company’s potential PFIC status on such U.S. Holder.

ITEM 8:   DIRECTORS AND OFFICERS

     Reference is made to the sections “Election of Directors”, “Nominees for Election to the Board of Directors” and “Statement of Corporate Governance Practices” on pages 3 through 5 of the Management Proxy Circular dated April 11, 2003 for information regarding the current directors of the Company, the Committees of the Board and ownership of shares of the Company by directors and senior officers, which pages are incorporated herein by reference.

ITEM 9:   ADDITIONAL INFORMATION

          The Company will provide to any person or Company, upon request to the Secretary of the Company, the following information:

1)	When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities:

a)	one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

b)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

c)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders which involved election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

d)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under items (a) through (c), above; or

2)	at any other time, one copy of any of the documents referred to in items (1)(a) through (1)(c) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, is contained in the Company’s Management Proxy Circular dated April 11, 2003. As well, additional financial information is provided in the Company’s 2003 Annual Report.

MERIDIAN GOLD INC.

FORM 40-F DECEMBER 31, 2002

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c)) under the Securities Act of 1934. Based on that evaluation our President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process on Form F-X in connection with the Common Shares of the Registrant is being filed concurrently with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report signed on its behalf by the undersigned, thereto duly authorized.

MERIDIAN GOLD INC.

	By:	/s/ Peter C. Dougherty

		Name:	Peter C. Dougherty

		Title:	Vice President, Finance and

Chief Financial Officer

April 10, 2003

EXHIBITS

     The following exhibits are filed as part of this annual report on Form 40-F:

Number	Exhibit
1.	Consent dated April 2, 2003 of KPMG LLP, Independent Auditors.
2.	The Corporation’s consolidated financial statements for the year ended December 31, 2002 and Management’s Discussion and Analysis of Financial Conditions and Results of Operations thereon prepared in accordance with Canadian generally accepted accounting principles.
3.	Meridian Gold Inc. management proxy circular relating to the Annual and Special Meeting of Shareholders to be held on May 8, 2003
4.	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
5.	Consent dated March 25, 2003 of AngloGold (Jerritt Canyon) Corp.
6.	Consent of William H. Wulftange, P. Geo., a “qualified person” as defined by National Instrument 43-101.
7.	Consents dated March 20, 2003 of Robin J. Young, Chief Executive Officer, Western Services Engineering (independent engineering firm).
8.	Certification of Annual Report on Form 40-F for the year ended December 31, 2002.
9.	Form F-X dated April 10, 2003.