Form 40-F
period 2006-12-31
MERIDIAN GOLD INC
filed 2007-03-28
CIK 1016888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File No.
December 31, 2006	001-12003

MERIDIAN GOLD INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Canada	1040	88-0226676
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Meridian Gold Inc.

9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777

(Address and telephone number of Registrant`s principal executive offices)

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
Not Applicable

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock of the close of the period covered by the annual report.

At December 31, 2006, 101,090,400 common shares of the Registrant were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

MERDIAN GOLD, INC.
ANNUAL REPORT ON FORM 40-F

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 99.1 (its Annual Information Form) Exhibit 99.2 (its Management’s Discussion and Analysis) Exhibit 99.3 (its Audited Consolidated Financial Statements) and Exhibit 99.4 (its Notice of Meeting and Management Information Circular and Proxy Statement) as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(1) of Form 40-F, the Registrant hereby files Exhibit 99.5 (the CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) and Exhibit 99.6 (the CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act) as set forth in the Exhibit Index hereto.

In accordance with General Instruction B(6)(a)(2) of Form 40-F, the Registrant hereby files Exhibit 99.7 and 99.8 (the certification pursuant to Section 906 of the Sarbanes-Oxley Act) as set forth in the Exhibit Index hereto.

In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 99.9 (the consent of KPMG LLP), Exhibit 99.10 (Engineer Consents) as set forth in the Exhibit Index hereto.

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting; Attestation report of Registered Public Accounting Firm on Management’s Assessment of Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting and the related attestation report issued by KPMG LLP of the audited consolidated financial statements contained in Exhibit 99.3 are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Identification of the Audit Committee

The section “Audit Committee Information” in our Annual Information Form attached as exhibit 99.1 is incorporated herein by reference.

Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and our Board has determined that Richard P. Graff qualifies as a financial expert and that Mr. Graff, Christopher R. Lattanzi and Gerard Munera are independent under the applicable New York Stock Exchange independence standards.

Code of Ethics

We have adopted a Code of Ethics which applies to our Chief Executive Officer and senior financial officers. The code of ethics is posted on our website at www.meridiangold.com.

Principal Accountant Fees and Services

The disclosure provided in Exhibit 99.1 under the heading “External Auditor Service Fees” is incorporated herein by reference.

Tabular Disclosure of Contractual Obligations

The disclosure provided in Exhibit 99.3 under the heading “Contractual Obligations and Commitments” is incorporated herein by reference.

MERIDIAN GOLD INC.
FORM 40-F DECEMBER 31, 2006
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

Dated: March 28, 2007

Meridian Gold Inc.

By: /s/ Peter C. Dougherty

Name: Peter C. Dougherty
Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1	Annual Information Form for the year ended December 31, 2006

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006

99.3	Audited consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2006 and 2005, together with the report of the auditors thereon

99.4	Notice of Meeting and Management Information Circular and Proxy Statement

99.5	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP

99.10	Engineering consents